Supplemental Information

September 30, 2010

Certain information contained in this release includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: deterioration in the operating results or financial condition, including bankruptcies, of our tenants; non-payment or late payment of rent, interest or loan principal amounts by our tenants; our reliance on one tenant for a significant percentage of our revenue; occupancy levels at certain facilities; our level of indebtedness; changes in the ratings of our debt securities; maintaining compliance with our debt covenants; access to the capital markets and the cost and availability of capital; government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; the general distress of the healthcare industry; increasing competition in our business sector; the effect of economic and market conditions and changes in interest rates; the amount and yield of any additional investments; risks associated with acquisitions, including our ability to identify and complete favorable

transactions; delays or failures in obtaining third party consents or approvals; the failure to achieve perceived benefits; unexpected costs or liabilities and potential litigation; risks associated with development, including our ability to obtain financing, delays or failures in obtaining necessary permits and authorizations, the failure to achieve original project estimates and our limited history in conducting ground-up development projects; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance; our ability to attract new tenants for certain facilities; our ability to sell certain facilities for their book value; our ability to retain key personnel; potential liability under environmental laws; the possibility that we could be required to repurchase some of our senior notes; the rights and influence of holders of our outstanding preferred stock; changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the risk factors set forth in our most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Contents

Nationwide Health Properties

Company Fact Sheet

Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated in October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

Market Facts as of September 30, 2010

Closing Price
$38.67

Market Capitalization
$4.9 billion

Enterprise Value
$6.4 billion

Dividend & Yield
$1.88 (*4.9%*)

52 week range
$29.73 - $39.94

Shares & OP Units
127.1 million

Credit Ratings

Fitch BBB	(stable)
Moody's Baa2	(stable)
S&P BBB	(stable)

Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

Our Portfolio as of September 30, 2010

- $4.9 billion in healthcare real estate
- 636 properties in 43 states
  - 268 Assisted and Independent Living
  - 197 Skilled Nursing
  - 120 Medical Office Buildings
  - 17 Other
  - 34 Unconsolidated JV Facilities
- Over 80 multi-facility tenants


WA
(6%)
WI
(6%)
CA
(17%)
TX
(15%)
FL
(6%)

Nationwide Health Properties



FINANCIAL RESULTS

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Revenue:				
Triple-net lease rent	$ 80,123	$ 72,675	$ 229,369	$ 218,105
Medical office building operating rent	26,868	17,588	75,677	52,111
	106,991	90,263	305,046	270,216
Interest and other income	7,054	6,748	19,905	19,741
	114,045	97,011	324,951	289,957
Expenses:				
Interest expense	23,782	23,221	71,824	70,540
Depreciation and amortization	36,204	30,625	101,734	91,721
General and administrative	7,902	6,514	22,262	20,404
Acquisition costs	35	-	3,104	-
Medical office building operating expenses	11,192	7,240	30,109	21,201
	79,115	67,600	229,033	203,866
Operating income	34,930	29,411	95,918	86,091
Income from unconsolidated joint ventures	1,379	1,513	4,055	3,700
Gain on debt extinguishment	-	-	75	4,564
Income from continuing operations	36,309	30,924	100,048	94,355
Discontinued operations:				
Gains on sale of facilities, net	2,686	-	6,487	21,152
Income from discontinued operations	301	301	1,023	1,177
	2,987	301	7,510	22,329
Net income	39,296	31,225	107,558	116,684
Net loss (income) attributable to noncontrolling interests	558	(82)	895	(184)
Net income attributable to NHP	39,854	31,143	108,453	116,500
Preferred stock dividends	-	(1,451)	-	(4,355)
Net income attributable to NHP common stockholders	$ 39,854	$ 29,692	$ 108,453	$ 112,145
Basic earnings per share (EPS):				
Income from continuing operations attributable to NHP common stockholders	$ 0.30	$ 0.27	$ 0.83	$ 0.86
Discontinued operations attributable to NHP common stockholders	0.02	0.01	0.06	0.21
Net income attributable to NHP common stockholders	$ 0.32	$ 0.28	$ 0.89	$ 1.07
Diluted EPS:				
Income from continuing operations attributable to NHP common stockholders	$ 0.29	$ 0.27	$ 0.81	$ 0.84
Discontinued operations attributable to NHP common stockholders	0.02	-	0.06	0.21
Net income attributable to NHP common stockholders	$ 0.31	$ 0.27	$ 0.87	$ 1.05
Weighted average shares outstanding for EPS:				
Basic	123,721	107,175	120,242	104,224
Diluted	126,497	109,477	122,878	106,389

Nationwide Health Properties

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net income to FFO:				
Net income	$ 39,296	$ 31,225	$ 107,558	$ 116,684
Net loss (income) attributable to noncontrolling interests	558	(82)	895	(184)
Preferred stock dividends	-	(1,451)	-	(4,355)
Real estate related depreciation and amortization	35,863	30,875	100,908	92,548
Depreciation in income from unconsolidated joint ventures	1,188	1,319	3,608	3,937
Gains on sale of facilities, net	(2,686)	-	(6,487)	(21,152)
FFO available to NHP common stockholders	74,219	61,886	206,482	187,478
Series B preferred dividend add-back	-	1,451	-	4,355
Diluted FFO	74,219	63,337	206,482	191,833
Acquisition costs	35	-	3,104	-
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment	-	-	(75)	(4,564)
Gain on debt extinguishment, net from unconsolidated joint ventures	-	(332)	-	(332)
Adjusted diluted FFO	$ 74,254	$ 63,005	$ 208,891	$ 186,937
Weighted average shares outstanding for FFO:				
Diluted weighted average shares outstanding (1)	126,586	109,568	122,980	106,433
Series B preferred stock add-back if not already converted	-	3,375	102	3,367
Fully diluted weighted average shares outstanding	126,586	112,943	123,082	109,800
Diluted per share amounts:				
FFO	$ 0.59	$ 0.56	$ 1.68	$ 1.75
Adjusted FFO	$ 0.59	$ 0.56	$ 1.70	$ 1.70
Dividends declared per common share	$ 0.46	$ 0.44	$ 1.35	$ 1.32
Adjusted diluted FFO payout ratio	78%	79%	79%	78%
Adjusted diluted FFO coverage	1.28	1.27	1.26	1.29

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide
Health
Properties

See Financial Measures Definitions

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Net income to FAD:				
Net income	$ 39,296	$ 31,225	$ 107,558	$ 116,684
Net loss (income) attributable to noncontrolling interests	558	(82)	895	(184)
Preferred stock dividends	-	(1,451)	-	(4,355)
Real estate related depreciation and amortization	35,863	30,875	100,908	92,548
Gains on sale of facilities, net	(2,686)	-	(6,487)	(21,152)
Straight-lined rent	(2,867)	(1,578)	(8,066)	(4,766)
Amortization of intangible assets and liabilities	116	(139)	207	(408)
Non-cash stock-based compensation expense	1,749	1,816	5,174	5,226
Deferred financing cost amortization	1,090	766	2,764	2,336
Lease commissions and tenant and capital improvements	(1,354)	(1,407)	(3,057)	(3,476)
NHP's share of FAD reconciling items from unconsolidated joint ventures:				
Real estate related depreciation and amortization	1,188	1,319	3,608	3,937
Straight-lined rent	9	(19)	6	(43)
Amortization of intangible assets and liabilities	-	5	-	5
Deferred financing cost amortization	25	21	68	63
FAD available to NHP common stockholders	72,987	61,351	203,578	186,415
Series B preferred dividend add-back	-	1,451	-	4,355
Diluted FAD	72,987	62,802	203,578	190,770
Acquisition costs	35	-	3,104	-
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment	-	-	(75)	(4,564)
Gain on debt extinguishment, net from unconsolidated joint ventures	-	(332)	-	(332)
Adjusted diluted FAD	$ 73,022	$ 62,470	$ 205,987	$ 185,874
Weighted average shares outstanding for FAD:				
Diluted weighted average shares outstanding (1)	126,586	109,568	122,980	106,433
Series B preferred stock add-back if not already converted	-	3,375	102	3,367
Fully diluted weighted average shares outstanding	126,586	112,943	123,082	109,800
Diluted per share amounts:				
FAD	$ 0.58	$ 0.56	$ 1.65	$ 1.74
Adjusted FAD	$ 0.58	$ 0.55	$ 1.67	$ 1.69
Dividends declared per common share	$ 0.46	$ 0.44	$ 1.35	$ 1.32
Adjusted diluted FAD payout ratio	79%	80%	81%	78%
Adjusted diluted FAD coverage	1.26	1.25	1.24	1.28

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

Reconciliation of 2010 Net Income Guidance to Diluted FFO and Diluted FAD Guidance

In thousands, except per share data

	Year Ended December 31, 2010			
	Guidance			
	Low		High	
Net income	$	150,271	$	151,521
Real estate related depreciation and amortization		132,194		132,194
Depreciation in income from unconsolidated joint ventures		4,781		4,781
Net loss attributable to noncontrolling interests		1,047		1,047
Gains on sale of facilities, net		(7,999)		(7,999)
Diluted FFO		280,294		281,544
Acquisition costs		3,105		3,105
Gain on extinguishment of debt		(75)		(75)
Gain on re-measurement of equity interest upon acquisition, net		(620)		(620)
Adjusted diluted FFO		282,704		283,954
Straight-lined rent		(10,784)		(10,784)
Amortization of intangible assets and liabilities		131		131
Non-cash stock-based compensation expense		6,888		6,888
Deferred financing cost amortization		3,532		3,532
Lease commissions and tenant and capital improvements		(4,968)		(4,968)
Unconsolidated joint ventures:				
Straight-lined rent		8		8
Deferred financing cost amortization		89		89
Adjusted diluted FAD	$	277,600	$	278,850
Diluted FFO per share	$	2.25	$	2.26
Adjusted diluted FFO per share	$	2.27	$	2.28
Adjusted diluted FAD per share	$	2.23	$	2.24
Weighted average shares outstanding for adjusted diluted FFO and FAD:				
Diluted weighted average shares outstanding (1)		124,402		124,402

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

In thousands

	September 30, 2010	December 31, 2009
Assets		
Investments in real estate:		
Land	$ 332,379	$ 318,457
Buildings and improvements	3,553,712	3,088,183
Development in progress	16,195	-
	3,902,286	3,406,640
Less accumulated depreciation	(655,619)	(585,294)
	3,246,667	2,821,346
Mortgage loans receivable, net	238,926	110,613
Mortgage loan receivable from related party	-	47,500
Investments in unconsolidated joint ventures	42,824	51,924
	3,528,417	3,031,383
Cash and cash equivalents	116,173	382,278
Receivables, net	6,497	6,605
Intangible assets	146,572	93,657
Other assets	149,034	133,152
	$ 3,946,693	$ 3,647,075
Liabilities and Equity		
Unsecured senior credit facility	$ -	$ -
Senior notes	991,633	991,633
Notes and bonds payable	454,779	431,456
Accounts payable and accrued liabilities	140,314	132,915
Total liabilities	1,586,726	1,556,004
Redeemable OP unitholder interests	84,688	57,335
Equity:		
NHP stockholders' equity:		
Series B convertible preferred stock	-	51,364
Common stock	12,495	11,432
Capital in excess of par value	2,458,235	2,128,843
Cumulative net income	1,813,732	1,705,279
Accumulated other comprehensive loss	(9,211)	(823)
Cumulative dividends	(2,027,078)	(1,862,996)
Total NHP stockholders' equity	2,248,173	2,033,099
Noncontrolling interests	27,106	637
Total equity	2,275,279	2,033,736
	$ 3,946,693	$ 3,647,075

Nationwide Health Properties

In thousands

	September 30, 2010		December 31, 2009	
Other receivables, net	$	69,581	$	68,535
Straight-line rent receivables, net		36,150		27,450
Deferred financing costs		10,055		11,366
Capitalized lease and loan origination costs		2,027		2,418
Investments and restricted funds		13,948		9,545
Prepaid ground leases		12,867		10,051
Other		4,406		3,787
	$	149,034	$	133,152

Nationwide
Health
Properties

In thousands, except stock prices and ratios

			September 30, 2010					December 31, 2009
Debt								
Unsecured senior credit facility		$	-				$	-
Senior notes			991,633					991,633
Notes and bonds payable			454,779					431,456
Consolidated debt			1,446,412					1,423,089
NHP's share of unconsolidated debt			85,287					88,568
Total debt		$	1,531,699				$	1,511,657
Book Capitalization								
Consolidated debt		$	1,446,412				$	1,423,089
Redeemable OP unitholder interests			84,688					57,335
Total equity			2,275,279					2,033,736
Consolidated book capitalization			3,806,379					3,514,160
Accumulated depreciation and amortization			655,619					585,294
Consolidated undepreciated book capitalization			4,461,998					4,099,454
NHP's share of unconsolidated debt			85,287					88,568
NHP's share of unconsolidated accumulated depreciation and amortization			14,263					11,604
Total undepreciated book capitalization		$	4,561,548				$	4,199,626

Enterprise Value	Shares	Price			Shares	Price		
Common stock	124,946	$ 38.67	$	4,831,651	114,321	$ 35.18	$	4,021,805
Limited partnership units	2,191	$ 38.67		84,710	1,630	$ 35.18		57,335
Series B preferred stock	-	$ -		-	514	$ 157.00		80,642
Consolidated market equity capitalization				4,916,361				4,159,782
Noncontrolling interests				27,106				637
Consolidated debt				1,446,412				1,423,089
Cash and cash equivalents				(116,173)				(382,278)
Consolidated enterprise value				6,273,706				5,201,230
NHP's share of unconsolidated debt				85,287				88,568
NHP's share of unconsolidated cash and cash equivalents				(1,289)				(1,172)
Total enterprise value			$	6,357,704			$	5,288,626

Leverage Ratios								
Consolidated debt to consolidated undepreciated book capitalization				32.4%				34.7%
Total debt to total undepreciated book capitalization				33.6%				36.0%
Consolidated debt to consolidated enterprise value				23.1%				27.4%
Total debt to total enterprise value				24.1%				28.6%







Based on total debt including NHP's share of unconsolidated joint venture

Undepreciated
Book Basis
66% Equity
34% Debt
Enterprise
Value
76% Equity
24% Debt

Debt Composition
35%
65%
7%
93%
Secured
Unsecured
Variable
Fixed

Dollars in thousands

Debt Maturities

Period	Credit Facility Principal	Rate	Senior Notes Principal		Rate	Notes and Bonds Principal		Rate	Consolidated Debt Principal	Rate	NHP's Share of Unconsolidated Debt Principal	Rate	Total Debt Principal	Rate
2010	$ -	-	$ -		-	$ -		-	$ -	-	$ -	-	$ -	-
2011	-	-	339,040		6.5%	70,843	(3)	3.8%	409,883	6.0%	-	-	409,883	6.0%
2012	-	-	125,350	(1)	7.7%	50,576		6.5%	175,926	7.4%	14,000	6.0%	189,926	7.3%
2013	-	-	292,823	(2)	6.3%	38,404		6.0%	331,227	6.2%	-	-	331,227	6.2%
2014	-	-	-		-	21,948		6.0%	21,948	6.0%	25,616	5.8%	47,564	5.9%
2015	-	-	234,420		6.0%	35,518		6.0%	269,938	6.0%	37,018	5.8%	306,956	6.0%
2016	-	-	-		-	44,198		5.6%	44,198	5.6%	-	-	44,198	5.6%
2017	-	-	-		-	97,618		5.7%	97,618	5.7%	-	-	97,618	5.7%
2018	-	-	-		-	7,800		6.1%	7,800	6.1%	-		7,800	6.1%
2019	-	-	-		-	-		-	-	-	-	-	-	-
Thereafter	-	-	-		-	87,874		4.6%	87,874	4.6%	8,653	6.0%	96,527	4.7%
Total	$ -	-	$ 991,633		6.5%	$ 454,779		5.3%	$ 1,446,412	6.1%	$ 85,287	5.9%	$ 1,531,699	6.1%

Weighted average maturity in years	-		2.3		7.3		3.9		5.7		4.0

Debt Composition

	September 30, 2010 Principal	Rate	% of Total	December 31, 2009 Principal	Rate	% of Total
Fixed rate debt						
Senior notes	$ 991,633	6.5%	64.7%	$ 991,633	6.5%	65.6%
Notes and bonds	347,189	6.0%	22.7%	323,025	6.1%	21.4%
NHP's share of unconsolidated debt	85,287	5.9%	5.6%	83,516	5.9%	5.5%
Total fixed rate debt	1,424,109	6.3%	93.0%	1,398,174	6.4%	92.5%
Variable rate debt						
Credit facility	-	-	-	-	-	-
Notes and bonds	107,590	3.2%	7.0%	108,431	3.2%	7.2%
NHP's share of unconsolidated debt	-	-	-	5,052	3.0%	0.3%
Total variable rate debt	107,590	3.2%	7.0%	113,483	3.2%	7.5%
Total debt	$ 1,531,699	6.1%	100.0%	$ 1,511,657	6.1%	100.0%

(1) Includes $52 million of notes putable October of 2012, 2017 and 2027 with a final maturity in 2037
(2) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038
(3) Notes repaid from October 1, 2010 to November 8, 2010.

Nationwide Health Properties

Covenant	Minimum Requirement	Maximum Requirement	Actual	Status	
Credit Facility Covenants					
Unsecured Debt to Unencumbered Asset Ratio		60%	23.9%	In Compliance	40% of the maximum
Secured Indebtedness Ratio		30%	11.4%	In Compliance	38% of the maximum
Fixed Charges Ratio	1.75x		3.35x	In Compliance	(A)
Total Liabilities to Capitalization Value		60%	32.3%	In Compliance	54% of the maximum
Net Asset Value	820,000,000		3,206,746,000	In Compliance	(B)
Bond Covenants					
Senior and Non-recourse Debt to Capital Base		225%	67.3%	In Compliance	30% of the maximum
Senior Debt to Tangible Net Worth		225%	46.2%	In Compliance	21% of the maximum
Senior Debt to Capital Base		150%	46.2%	In Compliance	31% of the maximum
Limitation on Secured Debt Under Bond Indenture		10%	0.8%	In Compliance	8% of the maximum
New Bond Covenants					
Limitation on Secured Debt		40%	9.9%	In Compliance	25% of the maximum
EBITDA to Interest Expense	1.50x		3.7x	In Compliance	(C)
Total Indebtedness		60%	31.4%	In Compliance	52% of the maximum
Unencumbered Assets to Unsecured Debt	150%		392.6%	In Compliance	(D)

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $101.0 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.4 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $146.7 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.6 billion and stay in compliance.

Nationwide Health Properties











1. With our current asset value, we can increase total debt by up to $2.4 billion and remain in compliance.

2. With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $101.0 million and remain in compliance.

Bond Covenants (Bonds Issued Prior to 2006)


Senior and Non-recourse Debt to Capital Base
Maximum
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
3Q09
4Q09
1Q10
2Q10
3Q10


Senior Debt to Tangible Net Worth
Maximum
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
3Q09
4Q09
1Q10
2Q10
3Q10


Senior Debt to Capital Base
Maximum
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
3Q09
4Q09
1Q10
2Q10
3Q10


Limitation on Secured Debt Under Bond Indenture
Maximum
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3Q09
4Q09
1Q10
2Q10
3Q10









1. With our current unencumbered assets, we can increase total unsecured debt by up to $1.6 billion and remain in compliance.

2. With our current EBITDA, we can increase total interest expense by up to $146.7 million and remain in compliance.

Nationwide Health Properties

Dollars in thousands

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2010	2009	2010	2009
Reconciliation of Net Income to EBITDA:				
Net income	$ 39,296	$ 31,225	$ 107,558	$ 116,684
Net loss (income) attributable to noncontrolling interests	558	(82)	895	(184)
Interest expense in continuing operations	23,782	23,221	71,824	70,540
Depreciation and amortization in continuing operations	36,204	30,625	101,734	91,721
Depreciation and amortization in discontinued operations	83	505	413	1,407
Consolidated EBITDA	99,923	85,494	282,424	280,168
NHP's share of EBITDA reconciling items from unconsolidated joint ventures:				
Interest expense	1,294	1,337	3,880	4,011
Depreciation and amortization	1,188	1,319	3,608	3,937
Total EBITDA	102,405	88,150	289,912	288,116
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment	-	-	(75)	(4,564)
Gain on debt extinguishment, net from unconsolidated joint ventures	-	(332)	-	(332)
Gains on sale of facilities, net	(2,686)	-	(6,487)	(21,152)
Adjusted Total EBITDA	$ 99,719	$ 87,818	$ 282,730	$ 262,068
Adjusted Consolidated EBITDA	$ 97,237	$ 85,162	$ 275,242	$ 254,120
Interest Expense:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$ 22,692	$ 22,451	$ 69,060	$ 68,180
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures	1,269	1,316	3,812	3,949
Total interest expense	$ 23,961	$ 23,767	$ 72,872	$ 72,129
Fixed Charges:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$ 22,692	$ 22,451	$ 69,060	$ 68,180
Preferred stock dividends	-	1,451	-	4,355
Consolidated fixed charges	22,692	23,902	69,060	72,535
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures	1,269	1,316	3,812	3,949
Total fixed charges	$ 23,961	$ 25,218	$ 72,872	$ 76,484
Consolidated Adjusted Interest Coverage Ratio	4.29	3.79	3.99	3.73
Total Adjusted Interest Coverage Ratio	4.16	3.69	3.88	3.63
Consolidated Adjusted Fixed Charge Coverage Ratio	4.29	3.56	3.99	3.50
Total Adjusted Fixed Charge Coverage Ratio	4.16	3.48	3.88	3.43

Nationwide Health Properties

In thousands

	September 30, 2010	December 31, 2009
Assets		
Investments in real estate:		
Land	$ 38,892	$ 38,892
Buildings and improvements	535,505	532,470
	574,397	571,362
Less accumulated depreciation	(57,052)	(42,878)
	517,345	528,484
Cash and cash equivalents	4,737	3,689
Other assets	7,624	6,823
	$ 529,706	$ 538,996
Liabilities and Equity		
Notes payable	$ 341,150	$ 334,066
Accounts payable and accrued liabilities	21,375	13,524
Total liabilities	362,525	347,590
Equity	167,181	191,406
	$ 529,706	$ 538,996
NHP's investment in joint venture (1)	$ 41,781	$ 47,837

(1) Reflects NHP's investment in a joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $1,044,000 and $1,064,000 at September 30, 2010 and December 31, 2009, respectively. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's investment in PMB SB was $0 and $3,022,000 at September 30, 2010 and December 31, 2009, respectively.

In thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Revenue:				
Rent	$ 12,194	$ 11,690	$ 36,072	$ 34,885
Interest and other income	70	13	179	92
	12,264	11,703	36,251	34,977
Expenses:				
Interest expense	5,177	5,186	15,419	15,549
Depreciation and amortization	4,755	4,701	14,177	14,023
General and administrative*	1,176	1,164	3,729	3,504
Total expenses	11,108	11,051	33,325	33,076
Operating income	1,156	652	2,926	1,901
Gain on debt extinguishment, net	-	1,327	-	1,327
Net income	1,156	1,979	2,926	3,228
Net income attributable to noncontrolling interests	(3)	(1)	(9)	(10)
Net income available to joint venture members	$ 1,153	$ 1,978	$ 2,917	$ 3,218
NHP Income and FFO from Joint Venture:				
Share of net income	$ 288	$ 482	$ 729	$ 793
Management fee*	1,139	1,032	3,335	3,068
Income from joint venture (1)	1,427	1,514	4,064	3,861
Share of depreciation	1,188	1,175	3,544	3,506
FFO from joint venture	$ 2,615	$ 2,689	$ 7,608	$ 7,367

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Reflects NHP's income from its joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the loss from PMBRES was $48,000 and $21,000 for the three and nine months ended September 30, 2010, respectively. NHP's share of the income from PMBRES was $27,000 for the three months ended September 30, 2009. NHP's share of the loss from PMBRES was $86,000 for the nine months ended September 30, 2009. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's share of the income from PMB SB was $0 and $12,000 for the three and nine months ended September 30, 2010, respectively. NHP's share of the loss from PMB SB was $28,000 and $75,000 for the three and nine months ended September 30, 2009, respectively.

Adjusted Fixed Charge Coverage Ratio:
We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K, and it may not be comparable to similar ratios reported by other companies.

Adjusted Interest Coverage Ratio:
We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculation of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

EBITDA:
We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio, and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry

uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

Adjusted EBITDA:
Adjusted EBITDA is defined as EBITDA excluding impairments of assets, gains and losses from the sale of real estate and gains and losses other than those from the sale of real estate.

Enterprise Value:
Enterprise Value is a measure of a company's value. We calculate Enterprise Value as market equity capitalization plus debt. Market equity capitalization is calculated as the sum of (1) the number of shares of common stock and limited partnership units multiplied by the closing price of our common stock on the last day of the period presented and (2) the number of shares of Series B preferred stock multiplied by the closing price of our Series B preferred stock on the last day of the period presented. Consolidated Enterprise Value includes our market equity capitalization, noncontrolling interests and consolidated debt, less cash and cash equivalents. Total Enterprise Value includes our market equity capitalization, noncontrolling interests, and consolidated debt, less cash and cash equivalents and our share of the debt of our unconsolidated joint ventures, less our share of the cash and cash equivalents of our unconsolidated joint ventures.

Nationwide
Health
Properties

FAD and FFO Payout Ratio and Coverage:
The Payout Ratio is calculated by dividing the common dividend per share by diluted FAD or FFO per share for any given period. Coverage is calculated by dividing diluted FAD or FFO per share by the common dividend per share for any given period. We believe that these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

Fixed Charges:
Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K, and it may not be comparable to Fixed Charges reported by other companies.

Funds Available for Distribution ("FAD"):
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FAD and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or below market lease intangibles, plus non-

cash stock based compensation, plus deferred financing cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FAD and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not use the same definitions as we do for these terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FAD:
Adjusted FAD is defined as FAD excluding acquisition costs and gains and losses other than those from the sale of real estate.

Funds From Operations ("FFO"):
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FFO and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate

FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FFO and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FFO and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not define FFO in accordance with the NAREIT definition, interpret that definition differently than we do or that do not use the same definitions as we do for such terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FFO:
Adjusted FFO is defined as FFO excluding impairments of assets, acquisition costs and gains and losses other than those from the sale of real estate.



INVESTMENTS & DISPOSITIONS

Gross investment in thousands

	Facilities	Number of Beds/Units	Square Feet	Average Age	Gross Investment	Initial Yield
Consolidated Investments						
Assisted and independent living facilities	5	344		8	$ 46,000	8.2%
Skilled nursing facilities	6	632		15	47,000	9.6%
Total senior housing and long-term care	11	976		12	93,000	8.9%
Capital expenditures					5,000 (1)	8.4%
Total investments	11	976	-		98,000	8.9%
Unconsolidated Joint Venture						
Capital expenditures					1,000 (1)	8.2%
Total investments					1,000	8.2%
Total Investments						
Assisted and independent living facilities	5	344		8	46,000	8.2%
Skilled nursing facilities	6	632		15	47,000	9.6%
Total senior housing and long-term care	11	976		12	93,000	8.9%
Capital expenditures					6,000	8.3%
Total investments	11	976	-		$ 99,000	8.9%

(1)   Represents revenue producing capital expenditures on our existing triple-net portfolio.

Nationwide Health Properties



Location	Washington	
Key Stats	Loan Amount: **$25M** Loan to Value: **70%**	Age: **5 years** No. of Facilities: **1** Facility Type: **ALF** No. of Units: **175** Occupancy: **96%**



Location	Washington	
Key Stats	Purchase Price: **$6M** Price per Unit: **$138K** Lease: **Triple Net** (Addition to existing Master Lease)	Age: **3 years** No. of Facilities: **1** Facility Type: **ALF** No. of Units: **42** Occupancy: **64%**



Location	Texas	
Key Stats	Purchase Price: **$21M** Price per Bed: **$67K** Lease: **Triple Net**	Age: **19 years** No. of Facilities: **3** Facility Type: **SNF** No. of Beds: **311** Occupancy: **93%** Q-Mix: **49%**

Nationwide Health Properties



Location	Florida	
Key Stats	Purchase Price: **$15M** Price per Unit: **$119K** Lease: **Triple Net**	Age: **14 years** No. of Facilities: **3** Facility Type: **ALF** No. of Units: **127** Occupancy: **92%**



San Angelo, TX

Location	Texas	
Key Stats	Purchase Price: **$8M** Price per Bed: **$80K** Lease: **Triple Net** (Addition to existing Master Lease)	Age: **4 years** No. of Facilities: **1** Facility Type: **SNF** No. of Beds: **101** Occupancy: **76%** Q-Mix: **49%**

Nationwide Health Properties



Location	South Dakota	
Key Stats	Purchase Price: **$9M** Price per Bed: **$90K** Lease: **Triple Net** (Addition to existing Master Lease)	Age: **21 years** No. of Facilities: **1** Facility Type: **SNF** No. of Beds: **100** Occupancy: **92%** Q-Mix: **65%**

Nationwide Health Properties

Gross investment in thousands

	Facilities	Number of Beds/Units	Building Square Feet	Average Age	Gross Investment	Initial Yield
Consolidated Investments						
Assisted and independent living facilities	10	437		8	$ 52,000	8.3%
Skilled nursing facilities	17	1,925		12	177,000	9.2%
Total senior housing and long-term care	27	2,362		11	229,000	9.0%
Medical office buildings	41		1,345,685	8	426,000 (1)	8.4%
Subtotal	68	2,362	1,345,685		655,000	8.6%
Other loans					6,000	9.3%
Capital expenditures					15,000 (2)	8.4%
Total investments	68	2,362	1,345,685		676,000	8.6%
Unconsolidated Joint Venture						
Capital expenditures					3,000 (2)	8.4%
Total investments					3,000	8.4%
Total Investments						
Assisted and independent living facilities	10	437		8	52,000	8.3%
Skilled nursing facilities	17	1,925		12	177,000	9.2%
Total senior housing and long-term care	27	2,362		11	229,000	9.0%
Medical office buildings	41		1,345,685	8	426,000	8.4%
Subtotal	68	2,362	1,345,685		655,000	8.6%
Other loans					6,000	9.3%
Capital expenditures					18,000	8.4%
Total investments	68	2,362	1,345,685		$ 679,000	8.6%

(1) Includes one medical office building which previously served as collateral for a mortgage loan from a related party and two medical office buildings previously owned by an unconsolidated joint venture in which we previously held a 44.95% interest.

(2) Represents revenue producing capital expenditures on our existing triple-net portfolio.

Nationwide Health Properties

Rent Loss from Dispositions and Lease Restructuring



Dollars In thousands

	Number of Facilities	Average Age	Current Year Revenue		Full Year Revenue		Gross Proceeds		Gain		Investment Required at 9.5% Assumed Yield		% Financing From Proceeds
Actual through September 30, 2010													
Purchase options													
ALF	2	31	$	396	$	890	$	8,005	$	1,021	$	9,367	85%
SNF	2	30		507		764		5,600		3,796		8,040	70%
	4	31	$	904	$	1,654	$	13,605	$	4,817	$	17,407	78%
Asset recycling													
SNF	1	36	$	39	$	150	$	2,350	$	1,731	$	1,579	149%
	1	36	$	39	$	150	$	2,350	$	1,731	$	1,579	149%
Sub-Total Actual	5	32	$	943	$	1,804	$	15,955	$	6,549	$	18,986	84%
Projected for the Remainder of 2010													
Certain **[A]**													
Purchase options													
ALF	1	27	$	124	$	754	$	7,538	$	2,526	$	7,935	95%
SNF	5	21		119		2,181		19,302		4,598		22,958	84%
	6	23	$	242	$	2,935	$	26,840	$	7,124	$	30,893	87%
Asset recycling													
SNF	1	35	$	-	$	472	$	3,650	$	3,031	$	4,964	74%
	1	35	$	-	$	472	$	3,650	$	3,031	$	4,964	74%
Sub-Total Certain	7	24	$	242	$	3,406	$	30,490	$	10,155	$	35,857	85%
High **[B]**													
Loan payoffs													
SNF	4	41	$	167	$	1,005	$	6,616	$	-	$	10,574	63%
	4	41	$	167	$	1,005	$	6,616	$	-	$	10,574	63%
Sub-Total High	4	41	$	167	$	1,005	$	6,616	$	-	$	10,574	63%
Total Actual and Projected 2010													
Actual	5	32	$	943	$	1,804	$	15,955	$	6,549	$	18,986	84%
Certain	7	24		242		3,406		30,490		10,155		35,857	85%
High	4	41		167		1,005		6,616		-		10,574	63%
	16	**29**	**$**	**1,353**	**$**	**6,215**	**$**	**53,061**	**$**	**16,704**	**$**	**65,417**	**81%**

[A] Projected dispositions categorized as "Certain" represent items where NHP received written notice from the tenant or entered into agreements related to the facilities.

[B] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition, payoff, or restructuring based on an analysis of facility performance, the tenant's financial condition and current financing options available.

General Note:

• Totals subject to rounding.

Nationwide Health Properties

Projected Funding Obligations through 2012 (as of September 30, 2010)



Dollars in thousands

	Estimated Closing/Completion Date	Amount	Initial Yield	Cash Required 2010	Cash Required 2011	Cash Required 2012	Total
Consolidated Acquisition Obligations							
PMB - Pomona, CA [A]	December 2010	$ 37,500	*7.0%*	$ 35,000	$ -	$ -	$ 35,000
Total consolidated acquisition obligations [B]				35,000	-	-	35,000
Development Projects							
MOB - Los Angeles, CA	2012	$ 53,000		-	-	-	-
SNF - Sonora, CA	January 2012	$ 10,900		2,035	8,865	-	10,900
Total development projects				2,035	8,865	-	10,900
Commitments							
Expansion, renovation & capital expenditures:							
Consolidated				17,641	90,344	25	108,010
Unconsolidated joint venture				152	736	-	888
Loan fundings				162	8,788	-	8,950
Total commitments [C]				17,955	99,868	25	117,848
Debt Maturities & Principal Amortization							
Amount				2,542	417,040 [D]	142,692 [E]	562,274
Rate				*5.5%*	*6.0%*	*7.3%*	*6.3%*
Total Forward Capital Commitments				$ 57,532	$ 525,773	$ 142,717	$ 726,022
Funding Availability							
Estimated proceeds from purchase options and asset sales				$ 37,106			
Cash balance as of September 30, 2010				116,173			
Remaining availability on Credit Facility				700,000			
Total funding availabity as of September 30, 2010				$ 853,279			
Consolidated Conditional Obligations							
PMB - Burbank, CA [F]	July 2011	$ 58,231	*5.8%*	$ -	$ 58,231	$ -	$ 58,231
Total consolidated conditional obligations				$ -	$ 58,231	$ -	$ 58,231

[A] A portion of the purchase is anticipated to be comprised of OP Units and/or debt.

[B] The total reflects an estimate through December 2012 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP.

[C] The total reflects an estimate of commitments through December 2012 only; the total remaining commitment after 2012 equals $1.6 million.

[D] Includes $71 million of notes prepaid from October 1, 2010 to November 8, 2010.

[E] Does not include $52 million of notes putable in October of 2012.

[F] If all closing conditions are met causing us to be obligated to purchase the remaining building, we could choose to not complete the puchase by paying liquidated damages equal to 5% of the total property value.

General Notes:

The $700 million credit facility matures in December 2011.

The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

Nationwide Health Properties

Dollars in thousands

	Estimated Completion Date	Amount	SF / Beds	Pre Leasing	Project Funding			
					Cash	Partner's Equity	Construction Financing	Total
Development Projects								
MOB - Los Angeles, CA	2012	$ 53,000	125,000 SF	*100%*	$ 14,700	$ 1,800	$ 36,500	$ 53,000
SNF - Sonora, CA	January 2012	$ 10,900	92 beds	[A]	10,900	-	-	10,900
Total development projects					$ 25,600	$ 1,800	$ 36,500	$ 63,900

[A] Expansion of SNF subject to existing lease.

Nationwide
Health
Properties



Dollars in thousands

| | Consolidated Lease Expirations | | | | | | | | | | |
| | Assisted and Independent | | Skilled Nursing | | Continuing Care | | Other Triple-Net | | Consolidated Triple-Net | | |
Year	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Percent of Total	Number of Facilities
2010	$ -	-	$ 2,199	4	$ 837	1	$ -	-	$ 3,036	1%	5
2011	659	1	6,009	18	-	-	-	-	6,668	2%	19
2012	5,243	11	5,367	8	1,633	1	1,891	1	14,134	4%	21
2013	11,451	10	5,820	12	421	1	-	-	17,692	6%	23
2014	14,101	17	5,719	7	6,017	3	-	-	25,837	8%	27
2015	1,991	4	5,805	8	-	-	3,394	1	11,190	3%	13
2016	12,817	11	14,408	24	-	-	3,642	5	30,867	10%	40
2017	1,652	4	6,211	16	-	-	2,035	1	9,898	3%	21
2018	1,535	2	3,137	8	-	-	-	-	4,672	1%	10
2019	568	1	-	-	-	-	1,133	1	1,701	1%	2
Thereafter	123,482	196	57,389	75	3,585	3	8,737	23	193,193	61%	297
	$ 173,499	257	$ 112,064	180	$ 12,493	9	$ 20,832	32	$ 318,888	100%	478

| | Unconsolidated JV Lease Expirations (1) | | | | | | | | | Mortgage Loans Receivable | | |
| | Assisted and Independent | | Skilled Nursing | | Continuing Care | | Total JV | | | Consolidated | | |
Year	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Percent of Total	Number of Facilities	Principal Payments	Percent of Total	Number of Facilities
2010	$ -	-	$ -	-	$ -	-	$ -	-	-	$ 40,645	16%	11
2011	-	-	-	-	-	-	-	-	-	33,461	13%	5
2012	6,809	6	-	-	-	-	6,809	14%	6	506	0%	-
2013	-	-	-	-	-	-	-	-	-	8,373	3%	3
2014	-	-	-	-	-	-	-	-	-	668	0%	-
2015	-	-	-	-	-	-	-	-	-	2,914	1%	1
2016	1,338	1	-	-	-	-	1,338	3%	1	595	0%	-
2017	-	-	-	-	-	-	-	-	-	98,882	38%	29
2018	-	-	-	-	-	-	-	-	-	5,913	2%	1
2019	-	-	-	-	-	-	-	-	-	608	0%	-
Thereafter	13,542	12	23,662	14	2,848	1	40,052	83%	27	66,654	27%	6
	$ 21,689	19	$ 23,662	14	$ 2,848	1	$ 48,199	100%	34	$ 259,219	100%	56

(1) Reflects lease expirations for NHP's joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes PMBRES.





PORTFOLIO OVERVIEW

Portfolio Summary



Gross investment, NOI and security deposits in thousands

	Number of Facilities	Number of Beds/Units	Building Square Feet	Gross Investment	Investment Per Bed/Unit/ Square Foot	Percentage of Investment by Category	NOI	Percentage of NOI by Category
Owned Facilities								
Assisted and independent living facilities	257	19,116		$ 1,764,769	$ 92,000	41%	$ 128,298	44%
Skilled nursing facilities	180	19,765		1,062,820	$ 54,000	25%	76,214	26%
Continuing care retirement communities	9	1,677		112,765	$ 67,000	3%	9,340	3%
Specialty hospitals	7	304		76,203	$ 251,000	2%	6,607	2%
Total senior housing and long-term care	453	40,862		3,016,557	$ 74,000	71%	220,459	75%
Triple-net medical office buildings	25		626,441	141,699	$ 226	3%	8,910	3%
Total triple-net	478	40,862	626,441	3,158,256		74%	229,369	78%
Multi-tenant medical office buildings	68		3,629,582	909,338	$ 251	21%	45,568	15%
Total owned	546	40,862	4,256,023	4,067,594		95%	274,937	93%
Mortgage Loans Receivable								
Assisted and independent living facilities	11	928		76,792	$ 83,000	2%	4,716	2%
Skilled nursing facilities	17	2,444		63,240	$ 26,000	1%	5,903	2%
Continuing care retirement communities	1	405		15,788	$ 39,000	0%	1,096	0%
Total senior housing and long-term care	29	3,777		155,820	$ 41,000	3%	11,715	4%
Medical office buildings	27		293,120	83,106	$ 284	2%	3,493	1%
Total mortgage loans receivable	56	3,777	293,120	238,926		5%	15,208	5%
Other Income							4,697	2%
Development in Progress				16,195		0%	-	0%
Total Consolidated Portfolio	602	44,639	4,549,143	$ 4,322,715		100%	$ 294,842	100%
Consolidated Portfolio by Type								
Assisted and independent living facilities	268	20,044		$ 1,841,561	$ 92,000	43%	$ 133,014	45%
Skilled nursing facilities	197	22,209		1,126,060	$ 51,000	26%	82,117	28%
Continuing care retirement communities	10	2,082		128,553	$ 62,000	3%	10,436	3%
Specialty hospitals	7	304		76,203	$ 251,000	2%	6,607	2%
Total senior housing and long-term care	482	44,639		3,172,377	$ 71,000	74%	232,174	78%
Medical office buildings	120		4,549,143	1,134,143	$ 249	26%	57,971	20%
Total owned and mortgage loans receivable	602	44,639	4,549,143	4,306,520		100%	290,145	98%
Other income							4,697	2%
Development in progress				16,195		0%	-	0%
Total consolidated	602	44,639	4,549,143	4,322,715		100%	294,842	100%
Unconsolidated JV Ownership								
Assisted and independent living facilities	19	1,897		261,260	$ 138,000	46%	16,349	45%
Skilled nursing facilities	14	1,872		283,466	$ 151,000	49%	17,587	49%
Continuing care retirement communities	1	148		29,670	$ 200,000	5%	2,136	6%
Total senior housing and long-term care	34	3,917		574,396	$ 147,000	100%	36,072	100%
Other income							179	0%
Total JV	34	3,917	-	574,396		100%	36,251	100%
Total Portfolio	636	48,556	4,549,143	$ 4,897,111			$ 331,093	

* Consolidated medical office building gross investment includes $181,503 of amounts classified as intangible assets and liabilities

Triple-Net Leased Security Information

	Security Deposits					Percentages - Master Leases and Impounds			
	Consolidated			JV		Consolidated			JV
	Owned	Mortgages	Total	Owned		Owned	Mortgages	Total	Owned
Bank letters of credit	$ 60,479	$ 2,901	$ 63,380	$ 10,027	Master leases	86%			100%
Cash deposits	17,337	1,240	18,577	81	Property tax	78%	73%	78%	74%
	$ 77,816	$ 4,141	$ 81,957	$ 10,108	Cap ex	54%	7%	49%	59%

Nationwide Health Properties

Portfolio Performance Summary



Gross investment and annualized cash rent in thousands

	Number of Facilities	Average Age	Gross Investment	Annualized Cash Rent/NOI	Current Yield	Occupancy	EBITDARM Coverage
Owned Facilities							
Assisted and independent living facilities	257	14	$ 1,764,769	$ 170,752	9.7%	82.9%	1.30x
Skilled nursing facilities	180	26	1,062,820	111,067	10.5%	79.9%	2.04x
Continuing care retirement communities	9	25	112,765	12,190	10.8%	91.8%	1.84x
Specialty hospitals	7	17	76,203	8,785	11.5%	71.2%	2.83x
Total senior housing and long-term care	453	19	3,016,557	302,794	10.0%	81.7%	1.64x
Triple-net medical office buildings	25	12	141,699	11,861	8.4%	100.0%	
Total triple-net	478		3,158,256	314,655	10.0%		
Multi-tenant medical office buildings	68	10	909,338	59,611	6.6%	87.8%	
Total owned	546	17	4,067,594	374,265	9.2%		
Mortgage Loans Receivable							
Assisted and independent living facilities	11	13	76,792	8,066	10.5%	85.5%	1.61x
Skilled nursing facilities	17	31	63,240	8,855	14.0%	82.3%	3.01x
Continuing care retirement communities	1	38	15,788	1,417	9.0%	75.7%	2.70x
Total mortgage loans receivable	29	23	155,820	18,338	11.8%	82.4%	2.37x
Multi-tenant medical office buildings	27	6	83,106	6,856	8.3%		
Total mortgage loans receivable	56	17	238,926	25,194	10.5%		
Development in Progress			16,195				
Total NHP Consolidated Portfolio	**602**	**17**	**$ 4,322,715**	**$ 399,460**	**9.2%**		**1.68x**
Consolidated Portfolio by Type							
Assisted and independent living facilities	268	14	$ 1,841,561	$ 178,818	9.7%	83.0%	1.32x
Skilled nursing facilities	197	26	1,126,060	119,921	10.6%	80.1%	2.12x
Continuing care retirement communities	10	27	128,553	13,607	10.6%	88.6%	1.93x
Specialty hospitals	7	17	76,203	8,785	11.5%	71.2%	2.83x
Total senior housing and long-term care	482	19	3,172,377	321,132	10.1%	81.8%	1.68x
Medical Office Buildings	120	10	1,134,143	78,328	6.9%	90.3%	
Development in Progress			16,195				
Total consolidated	602	17	4,322,715	399,460	9.2%		
Unconsolidated JV Ownership							
Assisted and independent living facilities	19	14	261,260	22,134	8.5%	84.9%	1.14x
Skilled nursing facilities	14	23	283,466	22,975	8.1%	90.4%	1.79x
Continuing care retirement communities	1	13	29,670	2,529	8.5%	81.8%	1.20x
Total unconsolidated JV	34	18	574,396	47,639	8.3%	87.4%	1.46x
Total Portfolio	**636**	**17**	**$ 4,897,111**	**$ 447,099**	**9.1%**		**1.65x**

General Notes:

• Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangible assets and liabilities.
• Totals subject to rounding.

Nationwide Health Properties

Asset Type
(based on investment)



- Other 5%
- Independent and Assisted Living 43%
- MOBs *26%*
- Skilled Nursing *26%*

Pay Source



- Medicaid *17%*
- Medicare *10%*
- Private Pay *73%*

Locations
(based on investment*)



- WA (6%)
- WI (6%)
- CA (17%)
- TX (15%)
- FL (6%)

Tenant/Operator
(based on revenue)

Top 5 = 35%
Top 10 = 48%
Top 15 = 55%

BROOKDALE SENIOR LIVING

WINGATE HEALTHCARE

Hearthstone

Atria

SENIOR SERVICES of America

Investment includes all asset types

Nationwide Health Properties

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2010	JUN 2010	Q/Q Chg	SEP 2009	Y/Y Chg		SEP 2010	JUN 2010	SEP 2009
Assisted and independent living*									
Number of Facilities	251	251		251			262	258	254
Annualized Facility Revenue ($000s)	$ 599,431	$ 595,587	0.6%	$ 591,306	1.4%		$ 615,456	$ 603,737	$ 596,173
Occupancy	83.6%	82.9%	0.7%	83.8%	-0.2%		83.5%	82.7%	83.4%
Monthly revenue per occupied bed/unit	$ 3,169	$ 3,146	0.7%	$ 3,118	1.6%		$ 3,158	$ 3,154	$ 3,101
Annualized Facility EBITDARM ($000s)	$ 225,433	$ 224,152	0.6%	$ 221,846	1.6%		$ 232,767	$ 225,904	$ 223,373
Facility EBITDARM %	37.6%	37.6%	0.0%	37.5%	0.1%		37.8%	37.4%	37.5%
NHP Annualized Cash Rent ($000s)	$ 169,483	$ 168,605	0.5%	$ 167,109	1.4%		$ 174,333	$ 169,897	$ 169,117
Facility EBITDARM coverage	1.33x	1.33x	0.0%	1.33x	0.2%		1.34x	1.33x	1.32x
Facility EBITDAR coverage	1.15x	1.15x	0.0%	1.15x	0.2%		1.16x	1.15x	1.14x
Facility EBITDAR - Capex coverage	1.05x	1.05x	0.0%	1.07x	-1.9%		1.06x	1.06x	1.06x
Skilled nursing facilities									
Number of Facilities	179	179		179			197	192	186
Annualized Facility Revenue ($000s)	$ 1,296,500	$ 1,292,220	0.3%	$ 1,263,026	2.7%		$ 1,418,254	$ 1,378,645	$ 1,285,839
Occupancy	79.4%	80.1%	-0.7%	80.7%	-1.3%		80.1%	80.3%	80.2%
Monthly revenue per occupied bed/unit	$ 6,726	$ 6,679	0.7%	$ 6,528	3.0%		$ 6,654	$ 6,628	$ 6,415
Q-Mix (Private + Medicare)	43.8%	43.3%	0.5%	45.3%	-1.5%		45.0%	44.5%	44.9%
Annualized Facility EBITDARM ($000s)	$ 223,428	$ 222,527	0.4%	$ 218,155	2.4%		$ 253,635	$ 242,463	$ 221,380
Facility EBITDARM %	17.2%	17.2%	0.0%	17.3%	0.0%		17.9%	17.6%	17.2%
NHP Annualized Cash Rent ($000s)	$ 103,213	$ 102,646	0.6%	$ 100,638	2.6%		$ 119,921	$ 114,904	$ 102,227
Facility EBITDARM coverage	2.16x	2.17x	-0.1%	2.17x	-0.1%		2.12x	2.11x	2.17x
Facility EBITDAR coverage	1.54x	1.54x	-0.1%	1.54x	-0.2%		1.52x	1.51x	1.54x
Facility EBITDAR - Capex coverage	1.40x	1.40x	-0.1%	1.43x	-2.6%		1.40x	1.41x	1.42x

*Excludes 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise a total of 512 units with an aggregate occupancy of 64.3%).

General Note:

• Excludes assets held for sale and unconsolidated JV assets.

Nationwide Health Properties

Consolidated Portfolio Performance



	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2010	JUN 2010	Q/Q Chg	SEP 2009	Y/Y Chg		SEP 2010	JUN 2010	SEP 2009
NHP Consolidated Portfolio (excluding MOBs)*									
Number of Facilities	447	447		447			476	467	457
Annualized Facility Revenue ($000s)	$ 2,101,963	$ 2,092,974	0.4%	$ 2,054,481	2.3%		$ 2,239,742	$ 2,187,859	$ 2,082,181
Occupancy	81.7%	81.7%	0.0%	82.5%	-0.7%		82.0%	81.7%	82.0%
Monthly revenue per occupied bed/unit	$ 5,167	$ 5,132	0.7%	$ 5,035	2.6%		$ 5,173	$ 5,155	$ 5,011
Annualized Facility EBITDARM ($000s)	$ 499,950	$ 497,792	0.4%	$ 489,353	2.2%		$ 537,491	$ 521,663	$ 496,038
Facility EBITDARM %	23.8%	23.8%	0.0%	23.8%	0.0%		24.0%	23.8%	23.8%
Total NHP Annualized Cash Rent ($000s)	$ 295,092	$ 293,562	0.5%	$ 290,005	1.8%		$ 316,651	$ 307,127	$ 289,559
NHP Rent (Payor Mix)									
Private	68.3%	67.9%	0.4%	68.3%	0.0%		66.1%	66.0%	69.7%
Medicare	11.5%	11.4%	0.1%	11.5%	0.0%		12.2%	12.3%	11.0%
Medicaid	20.1%	20.6%	-0.5%	20.1%	0.1%		21.7%	21.6%	19.1%
Other	0.0%	0.1%	0.0%	0.1%	0.0%		0.1%	0.1%	0.2%
Total NHP Annualized Cash Rent	100.0%	100.0%		100.0%			100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.69x	1.70x	-0.1%	1.69x	0.3%		1.70x	1.70x	1.71x
Facility EBITDAR coverage	1.34x	1.34x	-0.1%	1.33x	0.2%		1.34x	1.34x	1.38x
Facility EBITDAR - Capex coverage	1.22x	1.22x	-0.1%	1.25x	-1.9%		1.23x	1.25x	1.28x

	ALF/ILF			SNF			Total		
Total Portfolio | Facility Payor Mix	SEP 2010	JUN 2010	SEP 2009	SEP 2010	JUN 2010	SEP 2009	SEP 2010	JUN 2010	SEP 2009
Private	99.8%	99.9%	99.6%	17.0%	16.0%	16.9%	44.0%	44.6%	45.5%
Medicare	0.0%	0.0%	0.0%	28.0%	27.5%	28.4%	20.0%	19.3%	19.7%
Medicaid	0.2%	0.1%	0.4%	54.9%	56.3%	54.9%	36.0%	36.0%	34.9%
Other	0.0%	0.0%	0.0%	0.1%	0.2%	0.2%	0.0%	0.1%	0.1%
Total Tenant Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.3%	100.0%	100.0%	100.2%
Q-Mix (Private + Medicare)	99.8%	99.9%	99.6%	45.0%	43.5%	45.3%	64.0%	63.9%	65.2%

*Excludes assets held for sale, medical office buildings, unconsolidated JV assets and 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction/renovation (facilities comprise a total of 512 units with an aggregate occupancy of 64.3%).

<u>General Note:</u>
- Totals subject to rounding.

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	SEP 2010	JUN 2010	Q/Q Chg	SEP 2009	Y/Y Chg		SEP 2010	JUN 2010	SEP 2009
Medical Office Building									
Number of Buildings	81	81		81			118	118	82
Revenue ($000s)*	$ 78,610	$ 78,584	0.0%	$ 76,281	3.1%		$ 111,691	$ 110,550	$ 79,489
Occupancy	89.3%	89.7%	-0.4%	90.2%	-1.0%		91.6%	91.9%	90.7%
Annual Revenue per occupied sq ft	$ 26.39	$ 26.53	-0.5%	$ 25.59	3.1%		$ 28.32	$ 28.16	$ 25.21
Operating Expenses ($000s)*	$ 30,916	$ 30,396	1.7%	$ 28,767	7.5%		$ 38,135	$ 37,242	$ 28,767
Annual Operating Expense per occupied sq ft	$ 10.38	$ 10.26	1.1%	$ 9.65	7.5%		$ 9.67	$ 9.49	$ 9.12
Net Operating Income ($000s)*	$ 47,694	$ 48,189	-1.0%	$ 47,514	0.4%		$ 73,556	$ 73,308	$ 50,722
NOI per occupied sq ft	$ 16.01	$ 16.27	-1.6%	$ 15.94	0.4%		$ 18.65	$ 18.67	$ 16.09
Margin %	60.7%	61.3%	-1.1%	62.3%	-2.6%		65.9%	66.3%	63.8%

*Trailing 12 months as of the periods presented.

<u>General Notes:</u>
- Medical office building total excludes Mercy Gilbert Medical Plaza and Huntington Pavilion, which are still in lease up and are 68.6% and 65.9% occupied, respectively.

Nationwide Health Properties

	TOTAL		
	SEP 2010	JUN 2010	SEP 2009
Assisted and independent living			
Number of Facilities	6	6	6
Annualized Facility Revenue ($000s)	$ 11,859	$ 10,661	$ 8,606
Occupancy	*64.3%*	*57.5%*	*41.7%*
Monthly revenue per occupied bed/unit	$ 3,692	$ 3,732	$ 3,873
Annualized Facility EBITDARM ($000s)	$ 2,418	$ 1,665	$ 1,240
Facility EBITDARM %	*20.4%*	*15.6%*	*14.4%*
NHP Annualized Cash Rent ($000s)	$ 4,485	$ 4,004	$ 3,882
Facility EBITDARM coverage	0.54x	0.42x	0.32x
Facility EBITDAR coverage	0.41x	0.28x	0.21x
Facility EBITDAR - Capex coverage	0.29x	0.15x	0.07x

General Notes:
• Non-Stabilized facilities include six assisted living facilities comprised of 512 units, with a total investment value of $72.0M.

	TOTAL		
	SEP 2010	JUN 2010	SEP 2009
Medical Office Building			
Number of Buildings	2	2	-
Revenue ($000s)*	$ 7,924	$ 7,306	$ -
Occupancy	*66.6%*	*66.6%*	-
Annual Revenue per occupied sq ft	$ 48.44	$ 44.66	$ -
Operating Expenses ($000s)*	$ 4,646	$ 4,584	$ -
Annual Operating Expense per occupied sq ft	$ 28.40	$ 28.03	$ -
Net Operating Income ($000s)*	$ 3,279	$ 2,722	$ -
NOI per occupied sq ft	$ 20.04	$ 16.64	$ -
Margin %	*41.4%*	*37.3%*	-

*Trailing 12 months

General Notes:
• Medical office buildings non-stabilized assets include 2 buildings which are currently in lease up, Mercy Gilbert Medical Plaza and Huntington Pavilion.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

Tenant Concentration		Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent/NOI	Percent by Cash Rent	Average Age	Remaining Term	EBITDARM Coverage
1 Brookdale Senior Living, Inc.	[A]	94	5,812	$ 454,970	10.5%	$ 51,929	13.0%	15	7.0	1.53x
2 Hearthstone Senior Living, L.P		32	3,794	431,297	10.0%	38,237	9.6%	11	10.8	1.14x
3 Wingate Healthcare		18	2,458	252,583	5.8%	22,611	5.7%	22	9.4	1.47x
4 Atria Senior Living		9	1,314	96,571	2.2%	13,899	3.5%	29	9.8	1.24x
5 Senior Services of America		19	1,581	135,505	3.1%	13,326	3.3%	18	10.8	1.09x
Top 5		172	14,959	1,370,926	31.7%	140,002	35.1%	16	9.1	1.35x
6 Beverly Enterprises		20	2,428	75,283	1.7%	11,737	2.9%	41	5.3	2.53x
7 Magnolia Health Systems		24	2,072	111,825	2.6%	10,333	2.6%	30	16.0	1.97x
8 Laureate Group		8	1,330	110,883	2.6%	10,283	2.6%	16	2.3	1.79x
9 Nexion Health Management		19	2,177	70,393	1.6%	9,035	2.3%	24	3.9	2.08x
10 Carillon Assisted Living		9	928	106,199	2.5%	8,979	2.3%	9	11.3	1.21x
Top 10		252	23,894	1,845,509	42.7%	190,369	47.7%	18	8.7	1.50x
11 Healthmark		6	745	85,000	2.0%	7,679	1.9%	8	11.8	1.76x
12 Emeritus Corporation	[A]	6	533	70,177	1.6%	6,373	1.6%	12	6.1	1.17x
13 HealthSouth Corporation	[A]	2	108	45,602	1.1%	5,164	1.3%	19	3.9	2.20x
14 Primrose Retirement Associates		8	427	55,016	1.3%	4,558	1.1%	10	11.3	1.25x
15 Epic Group		7	892	52,682	1.2%	4,510	1.1%	37	7.7	2.22x
Top 15		281	26,599	2,153,986	49.8%	218,653	54.7%	18	8.7	1.53x
Other - Senior Housing and Long-Term Care Tenants		201	18,040	1,018,391	23.6%	102,479	25.7%	21	7.7	2.01x
Medical Office Buildings		120		1,134,143	26.2%	78,328	19.6%	10		
Development in Progress				16,195	0.4%					
Total NHP Consolidated Portfolio		**602**	**44,639**	**$ 4,322,715**	**100.0%**	**$ 399,460**	**100.0%**	**17**	**8.4**	**1.68x**

[A] Public company tenant

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Annualized Cash Rent/NOI.
• Totals subject to rounding.

Nationwide Health Properties

Geographic Performance Metrics

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Rent	EBITDARM Coverage	Revenue per Occupied Bed/Unit	Average Age	Remaining Term	% SNF by Cash Rent	Medicaid as Percent of Cash Rent [A]
1 Texas	74	7,812	$ 595,238	*18.8%*	$ 60,130	*18.7%*	1.70x	$ 5,069	14	8.7	*45.1%*	*3.9%*
2 Massachusetts	18	2,474	225,967	*7.1%*	20,648	*6.4%*	1.52x	7,576	25	8.8	*82.6%*	*3.1%*
3 California	27	2,965	218,515	*6.9%*	29,705	*9.3%*	1.57x	6,040	21	8.7	*18.8%*	*0.9%*
4 Wisconsin	53	2,726	208,661	*6.6%*	20,291	*6.3%*	1.77x	3,750	18	5.9	*16.8%*	*0.5%*
5 Florida	28	2,745	165,579	*5.2%*	15,794	*4.9%*	2.08x	4,963	19	8.5	*18.8%*	*0.8%*
Top 5	200	18,722	1,413,960	*44.6%*	146,568	*45.6%*	1.70x	5,372	18	8.2	*38.3%*	*9.2%*
6 Tennessee	20	2,014	154,738	*4.9%*	11,128	*3.5%*	1.36x	3,517	14	6.6	*16.3%*	*0.4%*
7 Washington	19	1,882	145,498	*4.6%*	15,039	*4.7%*	1.77x	4,841	18	8.9	*34.9%*	*0.6%*
8 Indiana	29	2,408	129,613	*4.1%*	12,553	*3.9%*	1.84x	5,716	28	14.4	*70.2%*	*2.1%*
9 Ohio	18	1,656	123,154	*3.9%*	11,485	*3.6%*	1.47x	4,804	18	6.3	*21.9%*	*0.5%*
10 North Carolina	11	1,120	111,487	*3.5%*	9,718	*3.0%*	1.33x	3,658	9	11.0	*3.8%*	*0.1%*
Top 10	297	27,802	2,078,450	*65.5%*	206,491	*64.3%*	1.66x	5,145	18	8.8	*36.3%*	*12.8%*
11 New York	6	846	102,839	*3.2%*	10,226	*3.2%*	1.28x	6,803	18	7.6	*50.2%*	*0.7%*
12 Michigan	17	1,345	90,947	*2.9%*	9,448	*2.9%*	1.51x	4,565	11	9.4	*10.7%*	*0.2%*
13 Minnesota	13	853	66,546	*2.1%*	5,864	*1.8%*	1.70x	4,736	27	7.4	*41.2%*	*0.4%*
14 Arizona	6	615	58,130	*1.8%*	7,188	*2.2%*	1.68x	8,485	15	6.2	*0.0%*	*0.1%*
15 Virginia	9	998	53,902	*1.7%*	6,014	*1.9%*	2.20x	5,833	29	4.3	*67.6%*	*0.7%*
Top 15	348	32,459	2,450,814	*77.3%*	245,231	*76.4%*	1.66x	5,248	18	8.2	*35.7%*	*14.9%*
Other States	134	12,180	721,563	*22.7%*	75,901	*23.6%*	1.76x	4,966	21	8.0	*42.7%*	*5.9%*
Total	**482**	**44,639**	**$ 3,172,377**	***100.0%***	**$ 321,132**	***100.0%***	**1.68x**	**$ 5,162**	**19**	**8.4**	***37.3%***	***20.8%***
Medical Office Buildings	120		1,134,143		78,328				10			
Development in Progress			16,195									
Total NHP Consolidated	**602**		**$ 4,322,715**		**$ 399,460**				**17**			

[A] Medicaid as a Percent of Cash Rent represents an estimate of the portion of NHP's senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (for each asset class, Medicaid income divided by the total revenue multiplied by the rent or interest paid to NHP).

General Notes:

- Performance metrics exclude assets held for sale, medical office buildings, and unconsolidated JV assets.
- Ranked by Gross Investment.
- Totals subject to rounding.
- Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Rent	EBITDARM Coverage	Revenue per Occupied Beds/Unit	Average Age	Remaining Term
1 Texas	27	2,427	$ 286,761	*15.6%*	$ 27,251	*15.2%*	1.18x	$ 2,829	12	9.3
2 Wisconsin	46	2,064	178,393	*9.7%*	16,876	*9.4%*	1.62x	2,900	15	6.2
3 California	17	2,074	150,647	*8.2%*	20,310	*11.4%*	1.17x	3,488	21	10.9
4 Tennessee	16	1,583	133,253	*7.2%*	8,896	*5.0%*	1.30x	2,760	11	7.3
5 Florida	21	1,541	123,680	*6.7%*	11,413	*6.4%*	1.68x	3,638	15	9.2
Top 5	127	9,689	872,734	*47.4%*	84,746	*47.4%*	1.35x	3,100	14	8.6
6 North Carolina	10	970	109,127	*5.9%*	9,350	*5.2%*	1.26x	3,270	9	7.0
7 Washington	12	1,171	100,893	*5.5%*	9,785	*5.5%*	1.21x	2,766	17	9.0
8 Ohio	13	952	94,698	*5.1%*	8,973	*5.0%*	1.31x	3,741	12	4.3
9 Michigan	13	775	84,333	*4.6%*	8,438	*4.7%*	1.53x	3,806	11	4.3
10 Alabama	7	598	46,245	*2.5%*	4,256	*2.4%*	0.96x	2,232	12	6.9
Top 10	182	14,155	1,308,032	*71.0%*	125,548	*70.2%*	1.33x	3,130	14	7.5
11 Colorado	3	529	45,598	*2.5%*	5,729	*3.2%*	1.46x	3,011	24	8.9
12 New York	3	406	44,266	*2.4%*	5,094	*2.8%*	1.01x	3,837	27	5.6
13 Minnesota	10	343	38,721	*2.1%*	3,446	*1.9%*	1.13x	2,961	10	6.4
14 Connecticut	2	234	32,786	*1.8%*	3,272	*1.8%*	1.75x	4,807	9	8.7
15 Indiana	7	340	31,805	*1.7%*	3,742	*2.1%*	0.60x	2,846	9	7.0
Top 15	207	16,007	1,501,208	*81.5%*	146,831	*82.1%*	1.31x	3,162	14	7.4
Other States	61	4,037	340,353	*18.5%*	31,987	*17.9%*	1.36x	3,182	13	8.5
Total	**268**	**20,044**	**$ 1,841,561**	***100.0%***	**$ 178,818**	***100.0%***	**1.32x**	**$ 3,166**	**14**	**8.0**

General Notes:

• Performance metrics exclude assets held for sale and unconsolidated JV assets.

• Ranked by Gross Investment.

• Totals subject to rounding.

• Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

		Number of Beds In Service	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Rent	EBITDARM Coverage	Revenue per Occupied Bed	Average Age	Remaining Term	Q-Mix*
		Number of Facilities									
1	Texas	43	4,912	$ 257,782	22.9%	$ 27,126	22.6%	2.00x	$ 5,761	15	9.0	54.1%
2	Massachusetts	15	2,079	183,899	16.3%	17,061	14.2%	1.43x	8,021	25	9.2	44.5%
3	Indiana	22	2,068	97,808	8.7%	8,811	7.3%	2.36x	6,165	35	14.7	31.0%
4	New York	3	440	58,573	5.2%	5,131	4.3%	1.56x	9,324	11	9.4	55.9%
5	Missouri	12	1,089	51,237	4.6%	5,491	4.6%	1.78x	5,125	25	5.8	50.5%
	Top 5	95	10,588	649,299	57.7%	63,621	53.1%	1.84x	6,475	21	9.6	47.2%
6	Washington	7	711	44,605	4.0%	5,254	4.4%	2.78x	8,263	18	5.2	63.2%
7	Arkansas	9	945	38,582	3.4%	4,252	3.5%	1.83x	5,506	18	9.6	34.7%
8	South Carolina	4	602	36,696	3.3%	3,351	2.8%	2.16x	5,690	40	9.7	41.1%
9	Virginia	6	779	31,732	2.8%	4,063	3.4%	2.34x	6,227	42	4.6	40.9%
10	Wisconsin	7	662	30,268	2.7%	3,415	2.8%	2.49x	6,718	39	4.6	51.8%
	Top 10	128	14,287	831,182	73.8%	83,956	70.0%	1.96x	6,457	23	8.2	47.1%
11	California	8	816	28,561	2.5%	5,573	4.6%	2.67x	8,818	26	3.3	49.8%
12	Ohio	5	704	28,456	2.5%	2,512	2.1%	2.03x	6,598	39	2.6	40.6%
13	Minnesota	3	510	27,825	2.5%	2,418	2.0%	2.51x	5,833	50	2.4	37.3%
14	Florida	6	799	26,111	2.3%	2,964	2.5%	3.31x	7,230	30	5.3	33.6%
15	Pennsylvania	4	686	24,252	2.2%	2,875	2.4%	2.90x	8,762	36	5.7	32.4%
	Top 15	154	17,802	966,387	85.8%	100,299	83.6%	2.08x	6,706	25	6.7	45.2%
	Other States	43	4,407	159,672	14.2%	19,623	16.4%	2.27x	6,434	32	5.7	44.0%
	Total	**197**	**22,209**	**$ 1,126,060**	**100.0%**	**$ 119,921**	**100.0%**	**2.12x**	**$ 6,654**	**26**	**7.7**	**45.0%**

* Q-Mix (Private + Medicare) is based on percentage of revenue.

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Gross Investment.
• Totals subject to rounding.
• Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living.

Nationwide Health Properties

SNF Performance Metrics

Gross investment and cash rent in thousands

Q-Mix	Number of Facilities*	Number of Beds In Service	Gross Investment	Percent by Investment	Gross Investment per Bed	SQFT per Bed	Average Age	Annualized Cash Rent	Percent by Cash Rent	DARMx	DARM %	Occupancy	Revenue per Occupied Bed
> 65%	14	1,374	$ 91,811	*8.2%*	$ 67	353	16	$ 10,180	*8.5%*	2.47x	22.3%	82.3%	$ 8,278
55% - 65%	32	3,515	233,581	*20.7%*	66	381	15	24,452	*20.4%*	2.07x	20.2%	83.3%	$ 7,064
45% - 54%	50	5,588	316,308	*28.1%*	57	382	22	32,868	*27.4%*	2.13x	19.1%	80.9%	$ 6,720
Sub-Total	96	10,477	$ 641,701	*57.0%*	$ 61	378	19	$ 67,500	*56.3%*	2.16x	19.9%	81.9%	$ 7,043
35% - 44%	55	6,232	$ 267,106	*23.7%*	$ 43	322	34	$ 30,542	*25.5%*	2.05x	17.5%	80.0%	$ 6,262
25% - 34%	25	3,126	117,216	*10.4%*	37	308	31	12,484	*10.4%*	2.00x	15.6%	72.2%	$ 5,754
Sub-Total	80	9,358	$ 384,322	*34.1%*	$ 41	317	33	$ 43,026	*35.9%*	2.03x	16.9%	77.4%	$ 6,095
< 25%	21	2,374	$ 100,037	*8.9%*	$ 42	320	43	$ 9,395	*7.8%*	2.16x	12.0%	83.0%	$ 6,942
Total	**197**	**22,209**	**$ 1,126,060**	***100.0%***	**$ 51**	**346**	**26**	**$ 119,921**	***100.0%***	**2.12x**	**17.9%**	**80.1%**	**$ 6,654**

General Notes:

- Q-Mix (Private + Medicare) is based on percentage of revenue.
- Performance metrics exclude assets held for sale and unconsolidated JV assets.
- Totals subject to rounding.







Unconsolidated JV Portfolio Performance Metrics

	Assisted and Independent Living	Skilled Nursing	CCRC	Total Portfolio
	SEP 2010	SEP 2010	SEP 2010	SEP 2010
Unconsolidated JV Portfolio				
Annualized Facility Revenue ($000s)	$ 74,620	$ 164,945	$ 12,617	$ 252,182
Occupancy	*84.9%*	*90.4%*	*81.8%*	*87.4%*
Monthly revenue per occupied bed/unit	$ 3,841	$ 8,219	$ 9,156	$ 6,170
Q-Mix (Private + Medicare)	*96.4%*	*62.1%*	*100.0%*	*74.2%*
Annualized Facility EBITDARM ($000s)	$ 25,283	$ 41,126	$ 3,036	$ 69,445
Facility EBITDARM %	*33.9%*	*24.9%*	*24.1%*	*27.5%*
Total JV Annualized Cash Rent ($000s)	$ 22,134	$ 22,975	$ 2,529	$ 47,639
JV Rent (Payor Mix)				
Private	*96.4%*	*35.0%*	*67.3%*	*65.2%*
Medicare	*0.0%*	*27.1%*	*32.7%*	*14.8%*
Medicaid	*3.6%*	*37.9%*	*0.0%*	*19.9%*
Other	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Total JV Annualized Cash Rent	*100.0%*	*100.0%*	*100.0%*	*100.0%*
Facility EBITDARM coverage	1.14x	1.79x	1.20x	1.46x
Facility EBITDAR coverage	0.97x	1.43x	0.95x	1.19x
Facility EBITDAR - Capex coverage	0.89x	1.38x	0.92x	1.13x

General Note:
• Totals subject to rounding.

Nationwide Health Properties



Gross investment dollars in thousands

MOBs by Region		Number of Facilities	Gross Investment	Gross Investment per SQFT	Percent On Campus	Average Age	Rentable SQFT	Occupancy Current Year	Occupancy Prior Year	Occupancy Change
West	[A][B]	24	$ 693,441	$ 380	88.6%	8	1,827,198	90.8%	94.0%	-3.2%
Southcentral		21	89,877	95	69.5%	19	947,192	84.4%	87.1%	-2.7%
Midwest		13	80,551	177	43.2%	16	454,308	87.5%	88.4%	-0.9%
Southeast		7	38,261	114	53.1%	17	334,688	82.6%	79.2%	3.4%
Northeast/Atlantic		3	7,208	109	53.6%	30	66,196	80.8%	79.2%	1.6%
Triple-Net & Mortgage		52	224,805	244	6.7%	10	919,561	100.0%	100.0%	0.0%
Total MOB Portfolio		**120**	**$ 1,134,143**	**$ 249**	**67.5%**	**10**	**4,549,143**	**90.3%**	**90.2%**	**0.1%**

MOBs by Region	Annualized Revenue Current Year	Annualized Revenue Prior Year	Annualized Revenue % Change	Annualized Cash Rent/NOI Current Year	Annualized Cash Rent/NOI Prior Year	Annualized Cash Rent/NOI % Change	Operating Margin Current Year	Operating Margin Prior Year	Operating Margin Change
West	$ 69,863	$ 37,376	86.9%	$ 43,589	$ 23,932	82.1%	62.4%	64.0%	-1.6%
Southcentral	15,296	15,580	-1.8%	6,864	7,560	-9.2%	44.9%	48.5%	-3.6%
Midwest	10,200	9,859	3.5%	5,579	5,048	10.5%	54.7%	51.2%	3.5%
Southeast	5,801	5,520	5.1%	3,048	2,763	10.3%	52.6%	50.1%	2.5%
Northeast/Atlantic	1,085	1,010	7.4%	529	492	7.7%	48.8%	48.7%	0.1%
Triple-Net & Mortgage	18,717	7,612	145.9%	18,717	7,612	145.9%	100.0%	100.0%	0.0%
Total MOB Portfolio	**$ 120,960**	**$ 76,956**	**57.2%**	**$ 78,328**	**$ 47,406**	**65.2%**	**64.8%**	**61.6%**	**3.2%**

	MOBs by State		Region	Number of Facilities	Gross Investment	Percent by Investment	Gross Investment per SQFT	Rentable SQFT	Occupancy	Revenue* per SQFT	NOI* per SQFT
1	California	[A]	West	13	$ 483,090	42.6%	$ 422	1,143,922	91.2%	$ 47.59	$ 29.45
2	Washington		West	7	114,501	10.1%	312	366,570	99.2%	32.37	20.76
3	Illinois		Midwest	12	67,280	5.9%	174	387,532	87.3%	24.87	13.32
4	Missouri		Southcentral	7	50,215	4.4%	124	404,229	91.5%	20.33	10.44
5	Nevada		West	2	44,810	4.0%	300	149,248	79.7%	34.50	19.52
	Top 5			41	759,897	67.0%	310	2,451,501	91.1%	36.46	21.92
6	Oregon		West	1	35,400	3.1%	336	105,375	86.8%	30.40	22.92
7	Louisiana		Southcentral	8	29,735	2.6%	75	397,581	85.2%	17.54	7.75
8	South Carolina		Southeast	2	16,336	1.4%	149	109,787	76.7%	23.33	12.00
9	Arizona	[B]	West	1	15,641	1.4%	252	62,083	68.6%	36.73	21.15
10	Ohio		Midwest	1	13,271	1.2%	199	66,776	88.8%	30.09	18.11
	Top 10			54	870,279	76.7%	273	3,193,103	89.3%	33.50	19.88
11	Georgia		Southeast	3	10,743	1.0%	82	130,446	96.1%	18.26	9.51
12	Texas		Southcentral	6	9,927	0.9%	68	145,382	62.9%	20.14	4.15
13	Virginia		Northeast	3	7,208	0.6%	109	66,196	80.8%	20.28	9.89
14	Florida		Southeast	1	6,602	0.6%	184	35,900	31.0%	40.45	7.80
15	Tennessee		Southeast	1	4,579	0.4%	78	58,555	95.4%	19.68	13.59
	Top 15			68	909,339	80.2%	251	3,629,582	87.8%	32.08	18.70
	Triple-Net & Mortgage			52	224,804	19.8%	244	919,561	100.0%	20.35	20.35
	Medical Office Buildings			**120**	**$ 1,134,143**	**100.0%**	**$ 249**	**4,549,143**	**90.3%**	**$ 29.45**	**$ 19.07**

*Annualized; per occupied square foot.

[A] Includes Huntington Pavilion with current occupancy of 65.9%; please refer to page 43 for further details.
[B] Includes Mercy Gilbert Medical Plaza with current occupancy of 68.6%; please refer to page 43 for futher details.

General Note:

• Total Rentable SQFT increased from prior quarter due to multiple buildings being remeasured to BOMA standard.
• Prior year numbers exclude Pomerado mortgage which has since been converted to an equity investment.
• Totals subject to rounding.

Nationwide Health Properties





Medical Office Building Lease Expirations and Mortgage Loan Receivable Principal Payments

Dollars in thousands, except per square foot data

Consolidated Medical Office Building Lease Expirations

Year	Consolidated Multi-Tenant				Consolidated Triple-Net (1)				Consolidated Medical Office Building			
	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF
2010	269,234	8%	$ 6,063	$ 22.52	-	0%	$ -	$ -	269,234	7%	$ 6,063	$ 22.52
2011	346,298	11%	8,596	24.82	-	0%	-	-	346,298	9%	8,596	24.82
2012	325,558	10%	8,674	26.64	-	0%	-	-	325,558	9%	8,674	26.64
2013	204,580	6%	4,825	23.58	-	0%	-	-	204,580	5%	4,825	23.58
2014	216,922	7%	6,816	31.42	-	0%	-	-	216,922	6%	6,816	31.42
2015	228,693	7%	6,337	27.71	-	0%	-	-	228,693	6%	6,337	27.71
2016	209,889	7%	6,511	31.02	-	0%	-	-	209,889	5%	6,511	31.02
2017	423,119	13%	11,949	28.24	149,450	24%	2,035	13.62	572,569	15%	13,984	24.42
2018	166,817	5%	6,415	38.46	-	0%	-	-	166,817	4%	6,415	38.46
2019	198,814	6%	6,889	34.65	61,219	10%	1,133	18.51	260,033	7%	8,022	30.85
Thereafter	602,482	19%	23,047	38.25	415,772	66%	8,737	21.01	1,018,254	27%	31,784	31.21
	3,192,406	100%	$ 96,122	$ 30.11	626,441	100%	$ 11,905	$ 19.00	3,818,847	100%	$ 108,027	$ 28.29

Year	Mortgage Loan Receivable (2)		
	Principal Payments	% of Total	Number of Facilities
2010	$ -	0%	-
2011	-	0%	-
2012	-	0%	-
2013	-	0%	-
2014	-	0%	-
2015	-	0%	-
2016	-	0%	-
2017	83,107	100%	27
2018	-	0%	-
2019	-	0%	-
Thereafter	-	0%	-
	$ 83,107	100%	27

(1) Also included in Other Triple-Net lease expirations on page 36

(2) Also included in Mortgage Loans Receivable Principal Payments on page 36

Nationwide Health Properties

Q3 2010

	Total Square Feet	% Leased	Leased Square Feet (as of 6/30/10)	Expirations	Renewals	New Leases	Vacated	Leased Square Feet (as of 9/30/10)	% Leased	Retention %	Absorption
West	1,827,198	91.1%	1,664,624	23,341	11,952	11,188	(11,389)	1,664,423	91.1%		
Southcentral	947,192	86.0%	814,612	54,351	37,108	3,169	(17,243)	800,538	84.5%		
Midwest	454,308	87.5%	397,347	7,846	5,607	2,560	(2,239)	397,668	87.5%		
Southeast	334,688	82.6%	276,464	35,205	35,205	0	0	276,464	82.6%		
Northeast	66,196	80.8%	53,499	5,719	5,719	2,345	0	55,844	84.4%		
	3,629,582	**88.3%**	**3,206,546**	**126,462**	**95,591**	**19,262**	**(30,871)**	**3,194,937**	**88.0%**	**75.6%**	**(11,609)**
NNN MOB	919,561	100.0%	919,561	0	0	0	0	919,561			
	4,549,143	**90.7%**	**4,126,107**	**126,462**	**95,591**	**19,262**	**(30,871)**	**4,114,498**	**90.4%**	**75.6%**	**(11,609)**

Average Start Rate per SQFT	$ 19.68	$ 22.15
Leasing Costs per SQFT	$ 1.50	$ 3.89
Tenant Improvements per SQFT	$ 2.99	$ 7.50
Average Lease Term (mos)	39	41

YTD 2010

	Total Square Feet	% Leased	Leased Square Feet (as of 12/31/09)	Expirations	Renewals	New Leases	Vacated	Leased Square Feet (as of 9/30/10)	% Leased	Retention %	Absorption
West	1,827,198	91.6%	1,673,835	58,971	25,974	23,585	(32,997)	1,664,423	91.1%		
Southcentral	947,192	86.9%	822,891	118,586	72,086	21,389	(43,742)	800,538	84.5%		
Midwest	454,308	86.9%	394,949	40,168	35,944	9,701	(6,982)	397,668	87.5%		
Southeast	334,688	84.3%	282,192	51,003	39,928	5,347	(11,075)	276,464	82.6%		
Northeast	66,196	80.8%	53,499	5,719	5,719	2,345	0	55,844	84.4%		
	3,629,582	**88.9%**	**3,227,366**	**274,447**	**179,651**	**62,367**	**(94,796)**	**3,194,937**	**88.0%**	**65.5%**	**(32,429)**
NNN MOB	919,561	100.0%	919,561	0	0	0	0	919,561			
	4,549,143	**91.2%**	**4,146,927**	**274,447**	**179,651**	**62,367**	**(94,796)**	**4,114,498**	**90.4%**	**65.5%**	**(32,429)**

Average Start Rate per SQFT	$ 20.21	$ 21.93
Leasing Costs per SQFT	$ 1.43	$ 3.41
Tenant Improvements per SQFT	$ 2.07	$ 9.49
Average Lease Term (mos)	35	43

General Notes:

• Unresolved MTM Leases excluded from Expirations column.

Nationwide Health Properties

Annualized Cash Rent/NOI:

For our triple-net lease portfolio, Annualized Cash Rent is equal to the total cash rent due from our tenants based on the trailing twelve-month period, one month in arrears from the period presented. For our medical office building portfolio, Annualized NOI is equal to the actual year to date NOI for the period presented plus the forecasted NOI for the remainder of the calendar year. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

Facility EBITDAR:

Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenue) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. EBITDAR figures are based on the trailing twelve-month period, one month in arrears from the period presented. All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

Facility EBITDAR Coverage:

Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage measure we utilize.

Facility EBITDARM:

Earnings before interest, taxes, depreciation, amortization, rent and management fees based on the trailing twelve-month period, one month in arrears from the period presented. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenue) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by

our tenants and borrowers, and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

Facility EBITDARM Coverage:

Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

Facility EBITDAR - Capex:

Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) based on the trailing twelve-month period, one month in arrears from the period presented. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

Facility EBITDAR - Capex Coverage:

Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

Annualized Facility Revenue:

Except for medical office buildings, the revenue generated by each individual facility is based on the trailing twelve-month period, one month in arrears from the period presented. We receive periodic facility financial information from our tenants that we utilize to calculate Annualized Facility Revenue.

Nationwide
Health
Properties

All facility financial information was derived solely from information provided by our tenants and borrowers, and we have not verified such information.

Annualized Revenue:
For medical office buildings, the revenue is equal to the actual year to date revenue for the period presented plus the forecasted revenue for the remainder of the calendar year.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "Intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts payable and accrued liabilities" on our balance sheets.

Monthly Revenue per Occupied Bed/Unit:
For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the revenue generated by each individual facility divided by the total number of actual resident days, each of which is based on the trailing twelve-month period, one month in arrears from the period presented, with the resulting quotient multiplied by 30.41667. All facility performance data was derived solely from information provided by our tenants and borrowers, and we have not verified such information.

Occupancy:
For our senior housing and long-term care portfolio, the occupancy reported is one month in arrears from the period presented and represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy reported is as of the period presented and represents the leased square feet divided by the total rentable square feet. All facility performance data was derived solely from information provided by our tenants, borrowers, and property managers, and we have not verified such information.

NOI:
Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our single tenant triple-net leases segment as rent revenues. For our multi-tenant leases segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense, depreciation and amortization expense, general and administrative expense and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

Q-Mix:
For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, tenants can often times improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a tenant's total revenues.

Rentable Square Feet:
For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

Same Property (Performance):
Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve months at the end of all periods presented.